Exhibit 1

BIOLINERX LTD.

NOTICE OF
2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS

August 15, 2013

Notice is hereby given that the Annual General Meeting of the shareholders (the “Meeting”) of BioLineRx Ltd. (the “Company”) will be held at the offices of the Company at 19 Hartum St., Har Hotzvim, Jerusalem, Israel, on August 15, 2013 at 11:00 a.m. for the following purposes:

1.	TO VOTE ON THE PROPOSAL TO RE-ELECT three directors to serve until the next Annual General Meeting of shareholders.

2.	TO VOTE ON THE PROPOSAL TO APPROVE the grant of options to all the directors, other than the external directors, as further described in the Proxy Statement.

3.
TO VOTE ON THE PROPOSAL TO RE-APPOINT Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as the independent public auditors of the Company for the year ending December 31, 2013 and to authorize the Audit Committee of the Board of Directors to fix the compensation of said auditors in accordance with the scope and nature of their services.

4.	TO REVIEW the Company’s Annual Report and financial statements for the year ended December 31, 2012, and to transact such other business as may properly come before the Meeting.

Shareholders of record at the close of business on July 15, 2013 (the “Record Date”) are entitled to notice of and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. A proxy from the holder of ordinary shares must be received by the Company no later than close of business on August 13, 2013 to be validly included in the tally of ordinary shares voted at the Meeting; a proxy from the holder of the Company’s American Depositary Shares must be received by The Bank of New York Mellon as Depositary no later than 5:00 p.m. EDT on August 8, 2013 to be validly included in the tally of votes for the Meeting. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 5760-2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at 19 Hartum St., Har Hotzvim, Jerusalem, Israel, Attention: General Counsel.

Approval of the proposals to be presented at the Meeting requires the affirmative vote of shareholders present (in person, by proxy or by providing a written ballot) and holding our ordinary shares, nominal value New Israeli Shekels 0.01 each, amounting in the aggregate to the majority of the voting power of the shareholders who are present in person or by proxy or by providing a written ballot and voting on such proposal.

By Order of the Board of Directors,

BioLineRx Ltd.

July 10, 2013

PROXY STATEMENT
_________

BIOLINERX LTD.
19 Hartum St.
Post Office Box 45158
Har Hotzvim, Jerusalem
Israel, 91450
________

2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS

August 15, 2013

The enclosed proxy is being solicited by our Board of Directors for use at our Annual General Meeting of shareholders (the “Meeting”) to be held on August 15, 2013 at 11:00 a.m., or at any adjournment thereof, at the offices of the Company at 19 Hartum St., Har Hotzvim, Jerusalem, Israel. The record date for determining which of our shareholders is entitled to notice of, and to vote at, the Meeting is established as of the close of trade on July 15, 2013 (the “Record Date”). On the date hereof, we have outstanding and entitled to vote 229,475,578 of our ordinary shares, nominal value New Israeli Shekels (“NIS”) 0.01 each (the “Ordinary Shares”).

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

You are entitled to vote at the Meeting if you were a shareholder at the close of trade on the Record Date. Subject to the terms described herein, you are also entitled to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee which was a shareholder of record of the Company at the close of trade on the Record Date or which appeared in the participant listing of a securities depository on that date.

Quorum, Voting, Solicitation and Revocation of Proxies.

At least two shareholders who attend the Meeting in person or by proxy who hold or represent together at least 25% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week, at the same time and place, without it being necessary to notify our shareholders. A quorum at such adjourned meeting shall be any number of participants. Each outstanding Ordinary Share held by a shareholder is entitled to one vote.

Shareholders entitled to vote at the meeting may attend the Meeting in person and vote thereat, appoint a proxy or vote by written ballot. A proxy from the holder of ordinary shares must be received by the Company no later than close of business on August 13, 2013 to be validly included in the tally of ordinary shares voted at the Meeting; a proxy from the holder of the Company’s American Depositary Shares must be received by The Bank of New York Mellon as Depositary no later than 5:00 p.m. EDT on August 8, 2013 to be validly included in the tally of votes for the Meeting.

Each of Proposals 1 and 3, pursuant to the Israeli Companies Law, 1999-5759 (the “Companies Law”), requires the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon. Proposal 2 requires the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, as long as either:

•
the majority of shares that voted for the approval of the proposal includes at least majority of the shares held by non-controlling and non-interested shareholders voted at the meeting (excluding abstaining votes); or

•	the total number of shares of non-controlling and non-interested shareholders that voted against the approval of the proposal does not exceed two percent of the aggregate voting rights in the company.

Shareholders are requested to notify us whether or not they have a “Personal Interest” in connection with Proposal 2 (please see the definition of the term “Personal Interest” with respect to Proposal 2 below under the description of such proposal). If any shareholder casting a vote in connection thereto does not notify us as to whether or not they have a Personal Interest with respect to Proposal 2, that shareholder’s vote with respect to such proposal will be disqualified.

You may change your mind and cancel your proxy card by filing a written notice of revocation with the Company, by completing and returning a duly executed proxy card bearing a later date or by voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of proxy. Subject to the foregoing paragraph, shares represented by a valid proxy card will be voted in favor of the proposed resolution to be presented at the Meeting, unless you clearly vote against a specific resolution.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our outstanding Ordinary Shares as of July 10, 2013, by each person who we know beneficially owns 5.0% or more of the outstanding Ordinary Shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the Ordinary Shares is given to the best of our knowledge.

The beneficial ownership of Ordinary Shares is based on the 229,475,578 Ordinary Shares outstanding as of July 10, 2013, and is determined in accordance with the rules of the SEC and generally includes any Ordinary Shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of July 10, 2013, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.  Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Ordinary Shares.  To our knowledge, none of our shareholders of record are U.S. holders.  Our principal shareholders do not have different or special voting rights.

	Number of Shares Beneficially Held	Percent of Class

Pan Atlantic Bank and Trust Limited(1)	28,703,966	12.1%
OrbiMed Israel Partners Limited Partnership(2)	26,666,670	11.6
Ayer Capital Management, LP(3)	15,734,270	6.7
Teva Pharmaceutical Industries Ltd.(4)	11,889,535	5.2

(1)
Based upon information provided by the shareholder in its Schedule 13D/A filed with the SEC on March 8, 2013. Pan Atlantic Bank and Trust Limited is a wholly owned subsidiary of FCMI Financial Corporation (FCMI). All of the outstanding shares of FCMI are owned by Albert D. Friedberg, members of his family and trusts for the benefit of members of his family. Mr. Friedberg retains possession of the voting and dispositive power over the FCMI shares held by members of the Friedberg family and trusts for the benefit of members of his family and, as a result, controls and may be deemed the beneficial owner of 100% of the outstanding shares of and sole controlling person of FCMI. By virtue of his control of FCMI, Mr. Friedberg may be deemed to possess voting and dispositive power over the shares owned directly by its wholly-owned subsidiary, Pan Atlantic Bank and Trust Limited. The principal executive offices of Pan Atlantic Bank and Trust Limited are at “Whitepark House,” 1st Floor, Whitepark Road, St. Michael BB11135, Barbados, West Indies.

(2)
Based upon information provided by the shareholder in its Schedule 13G filed with the SEC on February 15, 2013. OrbiMed Israel GP Ltd. (“OrbiMed Israel”) is the general partner of OrbiMed Israel BioFund GP Limited Partnership (“OrbiMed BioFund”), which is the general partner of the shareholder, OrbiMed Israel Partners Limited Partnership, an Israel limited partnership (“OrbiMed Partners”). OrbiMed Israel, as the general partner of OrbiMed BioFund, and OrbiMed BioFund, as the general partner of OrbiMed Partners, may be deemed to share voting and investment power with respect to the Ordinary Shares underlying the securities held by OrbiMed Partners.

(3)
Includes the securities held by Ayer Capital Partners Master Fund, L.P., Ayer Capital Partners Kestrel Fund, LP and Epworth-Ayer Capital. Ayer Capital Management, LP is the investment manager of, and may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of, the securities held by each of these entities. ACM Capital Partners, LLC and Jay Venkatesan each have voting control over Ayer Capital Management, LP.  As a result, each of ACM Capital Partners, LLC and Jay Venkatesan, may be deemed to have beneficial ownership of the securities held by Ayer Capital Management, LP.

(4)
Based upon information provided by the shareholder in its Schedule 13G filed with the SEC on February 14, 2012. Teva is a publicly-traded Israeli company.  Its principal executive offices are at 5 Basel Street, PO Box 3190, Petach Tikva 49131, Israel.

PROPOSAL 1
RE-ELECTION OF DIRECTORS

Our Board of Directors has designated the persons named below for election to serve until the next Annual General Meeting of our shareholders. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby “For” the election of the directors listed below as a group. If any of such directors is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election/re-election of such other nominee/director as the Board of Directors may propose. The following nominees have advised the Company that they will to serve as directors upon election.

The following provides certain relevant information concerning the directors, including their principal occupations during at least the past five years.

Director	Age	Principal Occupation
Aharon Schwartz, Ph.D.	70
Dr. Schwartz has served as the Chairman of our Board of Directors since 2003. He served in a number of positions in Teva from 1975 through 2011, the most recent being Vice President, Head of Teva Innovative Ventures from 2008. Dr. Schwartz also served as Chairman of DenX Ltd. and Immudar. He is currently a non-executive chairman or member of the boards of numerous life science companies, including BioCancel, CureTech, Biomas and Mediwound Ltd. Dr Schwartz is also the chairman of Yissum Research Development Company, the technology transfer office of The Hebrew University of Jerusalem. Dr. Schwartz received his Ph.D. in organic chemistry from the Weizmann Institute, M.Sc. in organic chemistry from the Technion and B.Sc. in chemistry and physics from the Hebrew University of Jerusalem.

Michael Anghel, Ph.D.	73
Dr. Anghel has served on our Board of Directors since 2010 and on our Investment Monitoring Committee since 2010. From 1977 to 1999, he led the activities of Discount Investment Corporation Ltd. (of the IDB Group) in the fields of technology and communications. Dr. Anghel was instrumental in founding Tevel, one of the first Israeli cable television operators and later in founding Cellcom Israel Ltd. (NYSE:CEL), the second Israeli cellular operator. In 1999, he founded CAP Ventures, an advanced technology investment company. From 2004 to 2005, Dr. Anghel served as CEO of DCM, the investment banking arm of the Israel Discount Bank (TASE:DSCT). He has been involved in various technology enterprises and has served on the boards of directors of various major Israeli corporations and financial institutions including Elron Electronic Industries Ltd. (TASE:ELRN), Elbit Systems Ltd. (Nasdaq:ESLT, TASE:ESLT), Nice Systems (Nasdaq:NICE), Gilat Satellite Networks Ltd. (Nasdaq:GILT), American Israeli Paper Mills (now Hadera Paper Ltd. (AMEX:AIP)), Maalot (the Israeli affiliate of Standard and Poor’s) and Hapoalim Capital Markets. He currently serves on the boards of directors of Partner Communications Company Ltd. (Nasdaq:PTNR, TASE:PTNR), Syneron Medical Ltd. (Nasdaq:ELOS), Evogene Ltd. (TASE:EVGN), Gravity Visual Effects and Design Ltd., Dan Hotels Ltd. (TASE:DANH), Orbotech Ltd. (Nasdaq:ORBK, GSM:ORBK) and the Strauss Group Ltd. (TASE:STRS). He is also the chairman of the Center for Educational Technology. Prior to launching his business career, Dr. Anghel served as a full-time member of the Recanati Graduate School of Business Administration of the Tel Aviv University, where he taught finance and corporate strategy. He currently serves as Chairman of Tel Aviv University’s Executive Program. Dr. Anghel holds a B.A. (Economics) from The Hebrew University of Jerusalem and an MBA and Ph.D. (Finance) from Columbia University, New York.

Raphael Hofstein, Ph.D.	63
Dr. Hofstein has served on our Board of Directors since 2003, our Audit Committee since 2007 and our Compensation Committee since 2012. Dr. Hofstein has served as the President and Chief Executive Officer of MaRS Innovation (a commercialization company of the University of Toronto and 10 affiliated hospitals) since June 2009. From 2000 through June 2009, Dr. Hofstein was the President and Chief Executive Officer of Hadasit Ltd., or Hadasit, the technology transfer company of Hadassah Hospital. He has served as chairman of the board of directors of Hadasit since 2006. Prior to joining Hadasit, Dr. Hofstein was the President of Mindsense Biosystems Ltd. and the Business Unit Director of Ecogen Inc. and has held a variety of other positions, including manager of R&D and chief of immunochemistry at the International Genetic Science Partnership. Dr. Hofstein serves on the board of directors of numerous companies, including Hadasit Bio-Holdings Ltd. (TASE:HDST). Dr. Hofstein received his Ph.D. and M.Sc. from the Weizmann Institute of Science, and his B.Sc. in chemistry and physics from the Hebrew University of Jerusalem. Dr. Hofstein completed postdoctoral training at Harvard Medical School in both the departments of biological chemistry and neurobiology.

Our Articles of Association specify that the number of directors will be at least five but not more than ten. The current Board of Directors consists of five members.

If re-elected, each of Drs. Schwartz, Anghel and Hofstein will continue to be party to an indemnification agreement with the Company in the form of indemnification letter previously approved by the shareholders on November 17, 2011, to be entered into by the Company with directors serving from time to time in such capacity, and will continue to be insured under the Company’s directors and officers insurance coverage which provides coverage for all directors of the Company.

Our Board of Directors will present the following resolution for adoption at the Meeting:

“RESOLVED, that the election of Aharon Schwartz, Michael Anghel and Raphael Hofstein to serve as directors of the Company until the next Annual General Meeting of the Company’s shareholders is hereby approved.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting is necessary for the approval of the foregoing resolution.

PROPOSAL TWO
APPROVAL OF GRANT OF OPTIONS TO ALL THE DIRECTORS, OTHER THAN THE
EXTERNAL DIRCTORS

Pursuant to Amendment No. 20 to the Companies Law (“Amendment No. 20”) which came into effect in December 2012, the boards of directors of all publicly traded Israeli companies are required to appoint a compensation committee, and our Board of Directors has done so. Amendment No. 20 provides that the grant of options to our directors requires the prior approval of our Compensation Committee, Board of Directors and shareholders, in that order.

Furthermore, pursuant to Amendment No. 20, all publicly traded Israeli companies are required to adopt for their directors and executive officers (“Office Holders”) a written compensation policy which addresses certain subjects prescribed by the Companies Law. Amendment 20 provides that the compensation policy will be adopted and later reevaluated, among other things, in accordance with the following considerations (“Office Holders’ Compensation Parameters”): (i) the advancement of the Company’s goals, its work plan and its policy with a long term view; (ii) the creation of appropriate incentives for the Office Holders of the Company, considering, among other things, the risk management policy of the Company; (iii) the size of the Company and the nature of its operations; and (iv) in connection with the terms of service and employment that include variable components – the contribution of the Office Holder to the attainment of the Company’s goals and to the achievement of its profits, all with a long term view and in accordance with the position of the Office Holder.

Until such time that a company adopts a compensation policy, compensation of Office Holders must be approved in accordance with transition rules set forth in Amendment 20 which apply to the approval of Office Holder compensation prior to the adoption and approval of a compensation policy by a company. Our Compensation Committee and Board of Directors are currently reviewing the compensation of Officer Holders at the Company, with the aim of preparing and approving a compensation policy applicable to all Office Holders of the Company, and bringing such policy for approval of the shareholders prior to the statutory deadline as required under Amendment 20 and any relevant regulations promulgated under the Companies Law. Until such time, management seeks approvals for Office Holder compensation in accordance with the transition rules set forth under Amendment 20 as applicable to the particular Office Holder and proposed compensation.

Following approval by our Compensation Committee, our Board of Directors resolved, subject to shareholder approval, to approve the option grants described below. The Compensation Committee and the Board of Directors are of the view that the activities of each of the directors on the Board and, in the case of Drs. Anghel and Hofstein, the committees of the Board, bring value to the Company and contribute greatly to the Company and its activities. In taking into account the Officer Holders’ Compensation Parameters, and the proposed compensation to each of the directors, the Compensation Committee and the Board of Directors determined that such proposals are reasonable and appropriate, and are in the best interest of the Company and its shareholders, in light of each director’s role on the Board of Directors, his qualifications and experience and his contribution to the advancement of the Company’s activities.

Shareholders are now being asked to approve such option grants as follows:

•
Subject to his re-election as a member of the Board of Directors under Proposal 1, a grant to Aharon Schwartz of options to purchase 150,000 of the Company’s Ordinary Shares (equivalent to 15,000 of the Company’s ADSs);

•
Subject to his re-election as a member of the Board of Directors under Proposal 1, a grant to Michael Anghel of options to purchase 150,000 of the Company’s Ordinary Shares (equivalent to 15,000 of the Company’s ADSs); and

•
Subject to his re-election as a member of the Board of Directors under Proposal 1, a grant to Raphael Hofstein of options to purchase 150,000 of the Company’s Ordinary Shares (equivalent to 15,000 of the Company’s ADSs).

With regard to each grant, the options will vest in equal one-twelfth portions each quarter over the three-year period beginning on the date of approval by the shareholders, provided in each case that the grantee is still a director of the Company at the time of vesting. The exercise price will be NIS 0.60 (currently, approximately $0.17 per share or $1.70 per ADS). The option grants will be made in accordance with terms of the Company’s 2003 Share Incentive Plan.

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, to approve the grant of options under the Company’s 2003 Share Incentive Plan to Aharon Schwartz to purchase 150,000 of the Company’s Ordinary Shares (equivalent to 15,000 of the Company’s ADSs) which shall have an exercise price of NIS 0.60 per share and which shall vest in equal one-twelfth portions over a three-year period commencing on the date of adoption of this resolution for so long as Dr. Schwartz continues to serve as a director of the Company at the time of vesting.

“RESOLVED, to approve the grant of options under the Company’s 2003 Share Incentive Plan to Michael Anghel to purchase 150,000 of the Company’s Ordinary Shares (equivalent to 15,000 of the Company’s ADSs) which shall have an exercise price of NIS 0.60 per share and which shall vest in equal one-twelfth portions over a three-year period commencing on the date of adoption of this resolution for so long as Dr. Anghel continues to serve as a director of the Company at the time of vesting.

“RESOLVED, to approve the grant of options under the Company’s 2003 Share Incentive Plan to Raphael Hofstein to purchase 150,000 of the Company’s Ordinary Shares (equivalent to 15,000 of the Company’s ADSs) which shall have an exercise price of NIS 0.60 per share and which shall vest in equal one-twelfth portions over a three-year period commencing on the date of adoption of this resolution for so long as Dr. Hofstein continues to serve as a director of the Company at the time of vesting.”

Pursuant to the Companies Law, approval of the foregoing resolution requires the affirmative vote of a simple majority of shares present at the meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

•	the majority of shares voted for the proposal includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the Meeting (excluding abstaining votes); or
•	the total number of shares of non-controlling and non-interested shareholders voted against the proposal does not exceed two percent of the aggregate voting rights in the company.

As of the date hereof, the Company has no controlling shareholders within the meaning of the Companies Law.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 2 as a condition for the vote to be counted with respect to this Proposal 2. If any shareholder returning a proxy card with respect to the Meeting, or otherwise voting at the Meeting, does not notify us if he, she or it has a Personal Interest with respect to this Proposal 2, the vote with respect to this Proposal 2 will be disqualified.

For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse’s) immediate family or the spouses of any such members of his or her (or his/her spouse’s) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate. Under the Companies Law, in the case of a person voting by proxy for another person, “Personal Interest” includes a personal interest of either of the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. If you do not have a Personal Interest in the above matter being presented to the shareholders, you may assume that using the form of proxy enclosed herewith will not create a Personal Interest.

PROPOSAL THREE
APPOINTMENT OF INDEPENDENT PUBLIC AUDITOR

Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, have audited the Company’s financial statements beginning with the financial statements for the year ended December 31, 2011. Except as the Company’s auditors, there is no other affiliation between such firm and the Company.

The Companies Law requires shareholder approval of the appointment of the Company’s independent public accountants for the fiscal year ending December 31, 2013. Our Board of Directors recommended and upon such recommendation, at the last Annual General Meeting, the Company’s shareholders appointed the accounting firm of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as our independent registered public accounting firm to perform the audit of our consolidated financial statements for the fiscal year ending December 31, 2012. The Board of Directors believes that the appointment of Kesselman & Kesselman as the Company’s independent registered public accounting firm to perform the audit of the Company’s consolidated financial statements for the fiscal year ending December 31, 2013 is appropriate and in the interests of the Company and its shareholders. Subject to the approval of this proposal, the Audit Committee of the Board of Directors will fix the compensation of Kesselman & Kesselman in accordance with the scope and nature of their services to the Company.

In compliance with the Companies Law, our Board of Directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to appoint Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as the independent public auditors of the Company for the year ending December 31, 2013 and to authorize the Audit Committee of the Board of Directors to fix the compensation of said auditors in accordance with the scope and nature of their services.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting is necessary for the approval of the foregoing resolution.

Our Board of Directors recommends a vote “FOR” approval of the proposed appointment of Kesselman & Kesselman as the independent public auditors of the Company for the year ending December 31, 2013 and the authorization of the Audit Committee of the Board of Directors to fix their compensation.

PROPOSAL FOUR
REVIEW OF THE COMPANY’S ANNUAL REPORT AND FINANCIAL STATEMENTS FOR THE
YEAR ENDED DECEMBER 31, 2012, AND TRANSACTION OF SUCH OTHER BUSINESS AS MAY
PROPERLY COME BEFORE THE MEETING

The audited financial statements of the Company for the fiscal year ended December 31, 2012 were filed together with the Company’s Annual Report on Form 20-F, which was filed on March 12, 2013 with the Securities and Exchange Commission (the “SEC”) and is available at its website, www.sec.gov, and at the Magna website of the Israel Securities Authority (“ISA”) at www.magna.isa.gov.il. The Company will hold a discussion with respect to the Annual Report and financial statements at the Meeting. This item will not involve a vote by the shareholders.

The Company’s management is not aware of any other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named as proxies in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

Where to Find More Information

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers and we fulfill the obligations with respect to those requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov and the ISA’s website at www.magna.isa.gov.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement and related notice should not be taken as an admission that we are subject to those proxy rules. Furthermore, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities.  Lastly, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JULY 10, 2013. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JULY 10, 2013, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure the presence of a quorum at the Meeting and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed (including the indication of a vote on the proposed matters) and returned in time for voting, the shares represented thereby will be voted as indicated thereon. IF NO SPECIFICATION IS MADE, AND EXCEPT AS OTHERWISE MENTIONED IN THIS PROXY STATEMENT, THE ORDINARY SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN FAVOR OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

By Order of the Board of Directors

BioLineRx Ltd.

July 10, 2013